Filed by Genomic Health, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genomic Health, Inc.

Subject Company: Genomic Health, Inc,

SEC File No.: 000-51541

Date: August 15, 2019

GENOMIC HEALTH, INC.

Supplemental Employee Q&A (Vice President Level & Above)

As you are aware, on July 28, 2019, Exact Sciences and Genomic Health entered into a definitive agreement under which Exact Sciences will combine with Genomic Health in a cash and stock transaction valued at approximately $2.8 billion.

We believe this is a very compelling transaction for all of our stakeholders, including our employees.  We realize that employees have many questions related to our total rewards programs, and we are committed to keeping you informed during the period of time leading up to closing.

It is very early in the process and there are many important decisions that need to be made. However, we have received a number of questions from employees and have prepared the below answers to some commonly asked questions with respect to the treatment of equity awards and benefits provided by our severance plans that directly affect you. This is in addition to the Q&A we distributed on August 2, 2019.

If you have a question that is not addressed, please submit it to Kim McEachron.  We plan to send periodic updates as additional information becomes available and decisions are finalized.  Thank you again for your hard work and dedication to Genomic Health and the patients we serve.

In addition to this Q&A, and our previously filed Q&A, you should also read the Merger Agreement, and in particular Sections 2.3 and 5.10, a copy of which is available on our investor relations webpage (see Exhibit 2.1).  While we believe this Q&A is a helpful resource, the definitive treatment of employee matters, including equity awards, is as set forth in the Merger Agreement.  In the event of any conflict between this Q&A and the Merger Agreement, the terms of the Merger Agreement govern, and nothing in this Q&A will be deemed to vary the terms of the Merger Agreement.

Severance Plans

Who is covered by the Genomic Health severance plan, and what are the benefits of this plan?

Each of Genomic Health’s employees at the vice president level or above are participants in either the Genomic Health Severance Plan for Executive Management or the Genomic Health Severance Plan for Executive Management (International Version).  Those plans generally provide that, in the event the participant is terminated without cause or resigns for good reason within the period beginning with the execution of a definitive agreement that results in a change in control within 3 months and ending 18 months following a change in control, he or she will be entitled to (i) an amount equal to a certain percentage of their base salary and target annual bonus, (ii) a pro-rated bonus at target performance, (iii) benefits continuation for a certain number of months, (iv) full accelerated vesting of all outstanding equity awards and (v) accrued and unpaid compensation.  With respect to prong (ii), for example, if the transaction closes on December 1, 2019 and the participant is terminated on that date, the participant will be entitled to receive 335/365 of his or her target 2019 bonus.  If the transaction closes on January 15, 2020 and the participant is terminated on that date, the participant will be entitled to receive his or her full 2019 bonus (based on actual 2019 performance and to the extent previously unpaid) and a pro-rated bonus for 2020 (equal to, in this case, 15/366 of his or her target 2020 bonus).

The Genomic Health Severance Plan for Executive Management has been filed with the Securities and Exchange Commission and is available online.  Similarly, the Genomic Health Severance Plan for Executive Management (International Version) was also filed with the Securities and Exchange Commission and is available online.  A summary of our named executive officers’ participation in the Severance Plans for Executive Management is available in the Proxy Statement for our 2019 Annual Meeting of Shareholders on our investor relations webpage, but you should review the terms of the plans for a complete understanding of their terms and benefits.

Equity Awards

What will happen to my Genomic Health stock options when the transaction is closed?

Until the transaction closes, all outstanding stock options will continue to vest and remain outstanding in accordance with their existing terms.

As of the effective time of the merger:

•                  Vested Stock Options: Each vested stock option will be cancelled in exchange for the right to receive a payment in a combination of cash and Exact Sciences shares, based on the difference between the value of the merger consideration and the exercise price payable per share under such stock option.  For more information on the merger consideration, see the Q&A entitled “What does $72.00 per share in a cash and stock transaction mean?” in the August 2, 2019 Employee Q&A.

•                  Unvested Stock Options: Each unvested stock option will be assumed and converted into an Exact Sciences stock option on the same terms and conditions as were applicable to such award prior to the merger.  Upon a qualifying termination within 18 months of the effective time of the merger, such stock option will vest in full if the holder participates in the Genomic Health Severance Plan for Executive Management or the Genomic Health Severance Plan for Executive Management (International Version).  The applicable Severance Plan describes the terminations that qualify for accelerated vesting.  See also the Q&A immediately above.

Will my unvested stock options continue to vest after the transaction is closed?

Yes.  As described above, each unvested Genomic Health stock option that remains outstanding immediately prior to the merger will be assumed by Exact Sciences and converted into an Exact Sciences stock option on the same terms, schedule and conditions as were applicable to the Genomic Health stock option.  In the event that you experience a qualifying termination upon or within 18 months of the merger, the converted stock option will accelerate and immediately become vested in full if you are a participant in one of the Company’s Severance Plans for Executive Management.

A qualifying termination generally means that you are terminated without cause or you resign for “good reason.”  For purposes of the Genomic Health severance plans, “good reason” includes the following:

•                  A substantial diminution in your authorities, duties or responsibilities other than as a result of disability (provided that for this purpose, other than the CEO or CFO, your authority, duties and responsibilities will not be deemed to be substantially diminished if following the consummation of the merger you retain the same authority, duties and responsibilities with respect to Genomic Health’s business or the business with which such business is operationally merged or subsumed),

•                  A relocation of your principal work location to a location that is in excess of 50 miles from your principal work location immediately prior to the execution of the merger agreement, or

•                  A material decrease in your base salary (except for a reduction due to a change of duties as a result of disability or as part of a broad cost-cutting effort).

Your ability to claim a qualifying termination is subject to certain procedural notice requirements.

The terms of any unvested stock option are available by logging into the Morgan Stanley StockPlan Connect website at https://stockplanconnect.morganstanley.com/cesreg/Home/Home.html#/home.

Compensation & Benefits

I signed up for a Rule 10b5-1 selling plan earlier this year.  What happens to my Rule 10b5-1 plan before the merger closes?  What happens to my Rule 10b5-1 plan when the merger closes?

Until the transaction closes, your Rule 10b5-1 selling plan will remain in place in accordance with its terms.  On the closing date of the merger, your Rule 10b5-1 selling plan will terminate and you will be entitled to automatically receive the merger consideration for each share of Genomic Health common stock that you own at that time.  For more information on the merger consideration, see the Q&A we distributed on August 2, 2019.  You will receive information and instructions on how to receive your merger consideration closer to the closing date.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any  law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at 608-535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

GENOMIC HEALTH, INC.

Supplemental Employee Q&A (Directors Below the Vice President Level)

As you are aware, on July 28, 2019, Exact Sciences and Genomic Health entered into a definitive agreement under which Exact Sciences will combine with Genomic Health in a cash and stock transaction valued at approximately $2.8 billion.

We believe this is a very compelling transaction for all of our stakeholders, including our employees.  We realize that employees have many questions related to our total rewards programs, and we are committed to keeping you informed during the period of time leading up to closing.

It is very early in the process and there are many important decisions that need to be made. However, we have received a number of questions from employees and have prepared the below answers to some commonly asked questions with respect to compensation and benefits matters that directly affect you. This is in addition to the Q&A we distributed on August 2, 2019.

If you have a question that is not addressed, please submit it to Kim McEachron.  We plan to send periodic updates as additional information becomes available and decisions are finalized.  Thank you again for your hard work and dedication to Genomic Health and the patients we serve.

In addition to this Q&A, and our previously filed Q&A, you should also read the Merger Agreement, and in particular Sections 2.3 and 5.10, a copy of which is available on our investor relations webpage (see Exhibit 2.1).  While we believe this Q&A is a helpful resource, the definitive treatment of employee matters is as set forth in the Merger Agreement.  In the event of any conflict between this Q&A and the Merger Agreement, the terms of the Merger Agreement govern, and nothing in this Q&A will be deemed to vary the terms of the Merger Agreement.

Annual Bonus

What will happen to my annual bonus if I am terminated in connection with closing?

As described in the Q&A we distributed on August 2, 2019, the Genomic Health Corporate Bonus Plan will remain in place until the transaction closes.  If you experience a qualifying termination (as described in the August 2, 2019 Q&A) on or within 12 months of the closing of the transaction, you will be paid a pro-rated bonus for the year of termination, based on target performance levels and prorated for the portion of the fiscal year that you worked, under the terms of the merger agreement.  For example, if the transaction closes on December 1, 2019 and you are terminated on that date, you will be entitled to receive 335/365 of your target 2019 bonus.  If the transaction closes on January 15, 2020 and you are terminated on that date, you will be entitled to receive your full 2019 bonus (based on actual 2019 performance and to the extent previously unpaid) and a pro-rated bonus for 2020 (equal to, in this case, 15/366 of your target 2020 bonus).

Compensation & Benefits

I signed up for a Rule 10b5-1 selling plan earlier this year.  What happens to my Rule 10b5-1 plan before the merger closes?  What happens to my Rule 10b5-1 plan when the merger closes?

Until the transaction closes, your Rule 10b5-1 selling plan will remain in place in accordance with its terms.  On the closing date of the merger, your Rule 10b5-1 selling plan will terminate and you will be entitled to automatically receive the merger consideration for each share of Genomic Health common stock that you own at that time.  For more information on the merger consideration, see the Q&A we distributed on August 2, 2019.  You will receive information and instructions on how to receive your merger consideration closer to the closing date.

I am a participant in the Genomic Health Deferred Compensation Plan.  If the transaction closes before 2020, what happens to my elections made with respect to my 2019 compensation?

The Genomic Health Deferred Compensation Plan will continue in place until the closing and, like your other benefits, will remain unchanged.  On the closing date, the plan will automatically be transferred to Exact Sciences and, if the transaction closes in 2019, your elections are expected to remain in place thereunder for the remainder of the year.  We will share additional information as more becomes known.

If I have contributed, what will happen to deferrals I have made to the Deferred Compensation Plan?

The Genomic Health Deferred Compensation Plan, including all account balances and deferrals, will automatically transfer to Exact Sciences after the closing date.  Your deferrals in the Deferred Compensation Plan (and the timing of any distributions) will continue to be governed by your preexisting elections.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any  law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at 608-535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.